UNITED STATES OF AMERICA BEFORE THE SECURITIES AND EXCHANGE COMMISSION
In the Matter of

ALLEGHENY ENERGY, INC. Greensburg, Pennsylvania

MONONGAHELA POWER COMPANY
Fairmont, West Virginia

THE POTOMAC EDISON COMPANY
Greensburg, Pennsylvania

WEST PENN POWER COMPANY
Greensburg, Pennsylvania

File No. 70-6358
(Public Utility Holding
Company Act of 1935)

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

This is to certify that ALLEGHENY ENERGY, INC. (Allegheny) and ALLEGHENY PITTSBURGH COAL COMPANY (AP Coal) have carried out the following transaction in accordance with the terms and conditions of and for the purposes represented by the Application or Declaration and the Order of the Securities and Exchange Commission, dated January 2, 1980.

On November 30, 2005, Allegheny made an interest bearing open account advance to AP Coal in the amount of $4,342,141.63. This Certificate of Notification is filed within ten days of the carrying out of the foregoing transaction.

ALLEGHENY ENERGY, INC.